June 4, 2014

Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FBR & Co.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 14, 2014

File No. 001-33518

Dear Ms. Hayes:

This letter sets forth the responses of FBR & Co. (the “Company” or “FBR”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 13, 2014 (the “Staff Letter”). For ease of reference, we have set forth each comment in the Staff Letter followed by the Company’s response.

Item 1. Business, page 3

Risk Management, page 6

1.	Please revise this discussion and the risk management discussion beginning on page 46 to provide greater detail regarding your control procedures designed to identify and evaluate your business and investment risks. The discussion should identify the relevant board committees and procedures used to communicate identified risks to the applicable committee(s) and to the board of directors. For example, is there a set protocol if inventory position limits are breached or you experience significant changes in value at risk (VaR)?

Response:

The Company acknowledges the Staff’s comments and, with respect to the discussion appearing on page 6, it will revise the relevant discussion in its next Annual Report on Form 10-K consistent with the changes marked below:

“Risk Management

In conducting our business, we are exposed to a range of risks including, without limitation:

•	Market risk. Market risk is the risk that a change in the level of one or more market prices, rates, indices, or other market factors, such as market liquidity, will result in losses for a position or portfolio.

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  2

•	Credit risk. Credit risk is the risk of loss due to an individual customer’s or institutional counterparty’s unwillingness or inability to pay its obligations.
•	Operations risk. Operations risk is the risk of loss resulting from systems failure, inadequate controls, human error, fraud or unforeseen catastrophes.
•	Liquidity risk. Liquidity risk is the risk that we may be unable to meet our obligations as they come due because of our inability to liquidate assets or obtain funding. Liquidity risk also includes the risk of having to sell assets at a loss to generate liquid funds.
•	Regulatory risk. Regulatory risk is the risk of loss, including fines, penalties or restrictions in our activities, from failing to comply with federal, state or local laws, rules and regulations pertaining to financial services activities.
•	Legal risk. Legal risk is the risk of loss, disruption or other negative effect on our operations or condition that arises from unenforceable contracts, lawsuits, adverse judgments, or adverse governmental or regulatory proceedings, or the threat thereof.
•	Reputational risk. Reputational risk is the risk that negative publicity regarding our practices, whether true or not, will cause a decline in the customer base, resulting in costly litigation, or reduce our revenues.

We monitor market and business risk, including credit risk, operations, liquidity, regulatory, legal, and reputational risk through a number of control procedures designed to identify and evaluate the various risks to which our businesses and *-investments are exposed. We have established various committees to assess and manage risk associated with our investment banking, institutional brokerage and principal investing ~~and other~~ activities. We review, among other things, business and transactional risks associated with potential investment banking clients and engagements. We seek to manage the risks associated with our investment banking and principal investing activities by review and approval of transactions by the relevant committee, prior to accepting an engagement or pursuing a material investment transaction. We maintain an independent risk management function and our director of risk management employs a variety of systems and calculations to monitor daily changes in the risks associated with trading in our institutional brokerage business and principal investing activities. For additional detail regarding our control procedures designed to identify and evaluate our market and business risk, see Quantitative and Qualitative Disclosures about Market Risk below. Although we believe that our risk management program and our internal controls are appropriately designed to address the risks to which we are exposed, we cannot provide assurance that our risk management program or our internal controls will prevent or reduce such risks.”

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  3

In addition, with respect to the discussion at the beginning of “Quantitative and Qualitative Disclosures about Market Risk” on page 46, the Company will revise the relevant discussion in its next Quarterly Report on Form 10-Q and Annual Report on Form 10-K to provide greater detail regarding its control procedures designed to identify and evaluate its business and investment risks, consistent with the changes marked below:

“Quantitative and Qualitative Disclosures about Market Risk

Overall Risk Management

The audit committee of our board of directors has oversight of our company’s risk management framework, and reports to the full board on a quarterly basis regarding our company’s risk management profile. The audit committee regularly meets with our director of risk management to review our risk profile, our policies regarding market and credit risk limits and operations, and our risk tolerance levels and capital limits. Our board of directors has established risk limits applicable to our trading and investment businesses that we monitor daily. In the event risk levels approach the limits, management is required to notify the audit committee, and audit committee approval is required to make any change to the limit levels. The audit committee also regularly meets with our general counsel to discuss legal and regulatory risk issues. In addition, the compensation committee of our board of directors considers the risk associated with overall compensation and how effective our compensation policies are in linking pay to performance and aligning the interest of our executives and shareholders.

We monitor market and business risk, including credit risk, operations, liquidity, compliance, legal, and reputational risk through a number of control procedures designed to identify and evaluate the various risks to which our business and investments are exposed. We have established various committees and processes to assess and to manage risk associated with our investment banking, ~~trading, and merchant banking~~ institutional brokerage and principal investing activities. We review, among other things, business and transactional risks associated with potential investment banking clients and engagements as well as our capital subjected to risk through our trading activities. We seek to manage the transactional and reputational risks associated with our investment banking and ~~merchant banking~~ principal investing activities by review and approval of transactions by ~~the relevant committee~~ our management-level commitment committee and investment committee, respectively, prior to accepting an engagement or pursuing a material investment transaction. Our management risk committee oversees our institutional brokerage and investment risk management practices, including identifying risk that could expose us to loss, approving risk limits and policies to control for those risks. As a management oversight and monitoring tool, our management risk committee has set more extensive and lower risk limits applicable to our trading activities than the board-level limits discussed above. These management risk limits cannot be exceeded without obtaining exception approval by senior management.

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  4

Our risk management function is designed to monitor and understand the risk profile of each of our trading areas and of our principal investing activities, to consolidate risk and liquidity monitoring company-wide, to assist in implementing effective hedging strategies, and to ensure accurate fair values of our financial instruments. In addition, the risk management function is responsible for bringing elevated-risk situations to the attention of senior management, such as the initiation of a large trading position, the granting of exceptions to position or market access limits, or significant changes in the level of our value at risk exposure.

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  5

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 34

Institutional Brokerage, page 35

2.	We note your disclosure that institutional brokerage revenues consist of commissions resulting from securities transactions executed as agent or principal and related net trading gains and losses, as well as fees received for equity research. Please address the following:
•	Separately disclose the amount of revenues from each of the three components of your institutional brokerage revenues.
•	Separately clarify whether you are recognizing commission revenue on a gross or net basis for your commissions resulting from securities transactions executed as an agent, and commissions resulting from securities transactions executed as principal.
•	Tell us whether there are any trends with regards to the level of commission revenues earned as principal versus as agent over the past three years.

Response:

We acknowledge the Staff’s comment and specified below are the amount of revenues from each of the three components of our institutional brokerage revenues. In future filings, we will expand our disclosures to separately disclose the amount of revenues from securities transactions executed as agent or principal and related net trading gains and losses, as well as fees for equity research. In addition, we will clarify that such commission revenue is recognized on a gross basis.

Regarding trends that have impacted the level of commission revenues earned as principal versus agent over the past three years, both have been adversely affected by the decline in industry-wide equity trading volumes and the reductions we made in our headcount during the fourth quarter of 2011. While such commissions in 2013 and 2012

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  6

have declined compared to 2011, we do not believe there were any individual factors that had a differential effect on commission revenues earned as principal versus agent during this time. Regarding revenues from principal transactions in total, the impact of the reduction in commission revenues since 2011 has been tempered by reductions in trading losses in 2012 and 2013.

	Year Ended December 31,
	2013	2012	2011
Institutional brokerage
Principal transactions	$21,373	$19,353	$18,081
Agency commissions	29,503	29,383	55,238
Commissions for equity research	2,862	3,735	5,138

	$53,738	$52,472	$78,457

Quantitative and Qualitative Disclosures about Market Risk, page 45

Value at Risk, page 45

3.	We note that your VaR model quantifies potential trading losses on positions held for a relatively short period of time, and the quantitative risk related to positions held on a long-term basis are measured by a sensitivity analysis and presented under equity price risk on page 46. Please explain to us and revise future filings to present the following as appropriate:
•	Explain to us and revise future filings to present your definition of trading revenue and losses. For example, clearly explain whether your definition of trading revenues and losses includes fees, commissions, net interest income, and gains and losses from intraday trading. Confirm that in your comparison of actual daily trading revenue fluctuations with your daily VaR estimate that the definitions are comparable. If not, please describe any differences.
•	Clarify whether these VaR trading losses include the activities of your investments in equity positions held on a long-term basis that are measured in your sensitivity analysis as presented under equity price risk.
•	Quantify the amount of investment banking positions that are excluded from your VaR measure since they are being held on your trading desk in order to facilitate distribution.
•	Tell us whether your VaR measure includes the market risk associated with your securities sold but not yet purchased. If not, tell us why you have not included these amounts in your equity price risk sensitivity disclosures.
•	Revise future filings to include comparative disclosures for the prior year, along with a discussion describing the reasons for material quantitative changes in market risk exposures between the current and preceding fiscal years, as required by Item 305 of Regulation S-K.

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  7

Response:

The Company’s definition of trading revenues and losses includes commissions, sales credits, net interest income, and gains and losses from intraday trading in the Company’s market-making trading businesses. It does not include the activities of investments in equity positions that are described in detail in the section “Equity Price Risk”. The Company confirms to the Staff that in its comparison of actual daily trading revenue fluctuations with daily VaR it uses this definition. Investment banking positions that are being held on the Company’s trading desk to facilitate distribution are excluded in VaR if the underlying stock has not yet commenced trading on a national securities exchange. Such positions totaled less than $3.5 million in 2013. In addition, the Company’s VaR measure includes the market risk associated with securities sold but not yet purchased on its trading desks.

In future filings the Company will present its definition of trading revenues and losses and will include a discussion consistent with the foregoing. In addition, the Company will include in future filings a comparative VaR disclosure for the current and preceding fiscal years in its Annual Report on Form 10-K, and for the current quarter and comparable prior year quarter in its Quarterly Report on Form 10-Q, in tabular format that will show the average, high, low and period-end 95%/one-day VaR for the respective periods, as well as a discussion of reasons for material quantitative changes in market risk exposures between the current and preceding comparable periods.

4.	We note your bar graph disclosure of trading revenues on page 46 presents a Daily P&L Histogram with the intent of presenting the distribution of daily trading revenues and losses. Please explain to us and clarify in future filings where the data you describe in your narrative is presented in this histogram (i.e. the average lowest 5 percentile daily trading revenues and the worst one-day trading revenues). Your disclosure would be clearer if the metrics you refer to in your narrative were highlighted within this histogram.

Response:

The presentation of the bar graph disclosure of trading revenue on page 46 is intended to give readers a broad overview of the distribution of daily trading results over the course of the year. Because the information contained in the bar graph is presented as ranges, some of the metrics referred to in the narrative cannot be specifically highlighted within the histogram. The twelve days with the lowest trading revenue (or loss), which represents the lowest 5th percentile revenue of all trading days, constitute the first, second and a portion of the third bars in the histogram. Although not presented in the histogram itself, the average daily revenue for these twelve days was $56 thousand. The worst one–day trading revenue constitutes the first bar of the histogram. The average daily revenue for this day was -$44 thousand, which again is a value that is not presented in the histogram itself.

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  8

The Company will revise its future filings to include an expanded histogram that will allow the lowest 5th percentile revenue of all trading days to be represented by discrete bars in the histogram. In addition, the Company will revise the narrative disclosure to clarify that the average daily revenue amounts for these days, and the worst one day average daily revenue amount, are metrics that are not specifically presented in the histogram itself.

Item 8. Financial Statements and Supplementary Data, page 51

Note 2. Summary of Significant Accounting Policies, page F-9

Fair Value of Financial Instruments, page F-10

5.	We note that you measure the fair value of your non-public equity securities classified within Level 3 of the fair value hierarchy using the enterprise value. We also note that enterprise value is a common measurement technique used by private equity funds to value an investment in a portfolio company in which the fund holds both the debt and a controlling equity interest in the portfolio company. Please respond to the following:
•	Quantify the amount of your non-public equity securities that are valued using the enterprise value.
•	Explain the accounting guidance you considered in your determination that enterprise value is the appropriate fair value measurement method for these non-public equity securities.
•	Explain how the disclosure of unobservable inputs on page F-16 for your marketable and non-public equity securities, which is described as over-the-counter trading activity, relates to the use of the enterprise value for these instruments.
•	Explain to us and revise future filings to present in your table of quantitative information about Level 3 fair value measurements any significant adjustments you have made to the market values of these securities.
•	Tell us and revise future filings to present the timing and amount of any redemption restrictions associated with these securities.

Response:

The Company acknowledges the Staff’s comments regarding enterprise value as a common measurement technique used by private equity firms to value an investment in a portfolio company in which the fund holds both the debt and a controlling equity interest in the portfolio company. The Company advises the Staff that substantially all of the $9.5 million of non-public equity securities classified within Level 3 of the fair value hierarchy as of December 31, 2013 related to securities where the Company acted as a placement agent in an offering of equity securities during 2013 and where the Company

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  9

facilitates over-the-counter trading activity for the securities. Accordingly, the value of these companies is something that the Company has assessed as part of its underwriting process and considers on an on-going basis as part of its trading activities. The Company considers this information, any available financial data and market data, as well as any over-the-counter trading activity in its determination of fair value of these non-public equity securities. The Company believes that its process for determining the fair value of these securities is reasonable, but acknowledges that its use of the term enterprise value may lead to confusion. Accordingly, the Company will revise its future disclosures to eliminate references to the term enterprise value, but will continue to specifically include in its disclosures the various information used as the basis for determining the fair value of its non-public equity securities.

The Company has not made any significant adjustments to the market values of these securities as of December 31, 2013. To the extent applicable, we will revise future filings to present any such adjustments in our table of quantitative information about Level 3 fair value measurements.

These investments in non-public equity securities have no associated redemption rights, and therefore there are no redemption restrictions related to these securities as of December 31, 2013.

6.	We note from your disclosures that convertible and fixed income debt instruments are valued based on broker, dealer, or alternative pricing services. Please enhance your disclosure in future filings to address the following:
•	The average number of broker quotes received;
•	The process you undertake to validate the broker quotes received;
•	Whether the broker(s) provide you sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and
•	The frequency with which you adjust the pricing of any particular security you receive from the broker(s).

Response:

The Company acknowledges the Staff’s comment and will enhance its disclosures in future filings to address the foregoing items.

Note 3. Investments, page F-15

7.

We note from your disclosure on page 16 that certain of your investments in privately-held entities are subject to restrictions that limit the amount and timing of your redemption of these investments. We also note that 14 non-registered investment funds were excluded from your table of quantitative information about Level 3 fair value

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  10

measurement because these funds were valued using the net asset value as a practical expedient. It is not clear to us where you have provided the minimum required disclosures for investments valued using the net asset value as the practical expedient as required by ASC 820-10-50-6A. Please advise us or revise your disclosure in future filings as necessary.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings to provide additional detail regarding the redemption restrictions of the Company’s investments in these non-registered investment funds. In particular, the Company will specifically address the terms and conditions upon which it may redeem its investments in these non-registered investment funds. The Company advises the Staff that as of December 31, 2013, the Company’s $61.2 million of investments in non-registered investment funds were subject to various redemption provisions. Approximately 98% of the fair value amount of the funds was redeemable on at least a three month period basis primarily with a notice period of 90 days or less. At December 31, 2013, 41% of the fair value amount of these funds was subject to redemption restriction fees of 5% or less, all of which expire during 2014. Additionally, approximately 81% of the fair value amount of these funds was subject to redemption holdbacks of 10% or less.

In addition, in future filings the Company will include in these investment-related disclosures details regarding any applicable unfunded commitments. Such disclosure was included in Note 8, Commitments and Contingencies, on page F-26 of the 2013 Form 10-K.

8.	We note that your quarterly reporting process includes a number of assessment processes that assist you in the evaluating fair value information that you receive from fund managers and administrators to measure the net asset value of your non-registered investment funds. We also note that you evaluate the performance of your funds against applicable benchmarks. Please revise your future filings to provide a more granular discussion of the valuation processes you perform to assess the reasonableness of all of your Level 3 measurements. Refer to ASC 820-10-50-2(f) and 820-10-55-105.

Response:

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings to provide a more granular discussion of the valuation processes performed to assess the reasonableness of all of our Level 3 measurements.

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  11

Note 6. Income Taxes, page F-23

9.	We note that you have significantly reduced the valuation allowance for your deferred tax assets on the basis of your improved operating performance, cumulative operating results over the prior twelve quarters, and the outlook of your prospective operating performance. We further note that you have experienced significant pre-tax losses from operations during each of the years between 2006-2011, except for fiscal 2007. It appears that you are placing a significant amount of reliance on your expectations regarding future earnings. It is unclear to us how you have determined that these projections are objectively verifiable given your significant historical loss experience and your risk factor disclosures which state that your operations may be significantly affected by adverse changes in the equity capital markets. Please explain to us and expand your MD&A disclosures in future filings to address the following, as appropriate:
•	Quantify for us the amount of your projected taxable income over the periods you expect to utilize your deferred tax assets. Provide your analysis to us separately by year. Revise your future filings to present the period over which you expect to realize your deferred tax assets.
•	Tell us whether your expectation about taxable income for the first quarter of 2014 was in line with your actual taxable income for the quarter.
•	Explain to us if you obtained any other new evidence in 2014 (positive or negative) that has affected your assessment of this allowance. Revise your future filings to present this evidence, as necessary.
•	Explain to us and revise future filings to present the types of uncertainties that may affect the realizability of your deferred tax assets.

Response:

The Company acknowledges the Staff’s comment that it experienced significant pre-tax losses from operations during each of the years 2006-2011, except fiscal 2007, and respectfully notes that as a result of the restructuring plan implemented in late 2011, that the Company’s cost structure is dramatically different today than it was during these earlier periods. This lower cost structure is evidenced by the reduction in the Company’s total fixed expenses from $178.1 million in 2010 to $97.6 million in 2013. The decrease in fixed expenses was largely achieved through reductions in headcount with the Company’s year end 2013 headcount of 302 down nearly 50% from the start of 2010. The Company believes that these changes in its cost structure have better positioned the Company to operate profitably in most market environments. For example, considering the changes to the Company’s cost structure, the annual operating revenue required for the Company to break-even has been reduced to approximately $130 million from approximately $300 million in 2010. Regarding the Company’s operating revenues, while market conditions have varied over the past three years, during that time the Company has generated an average of $181.2 million of operating revenues

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  12

per year. As such, the Company’s outlook regarding its prospective operating performance and its expectations regarding future earnings reflect the impact of both the reductions made to its cost structure and its consideration of operating revenues in different market environments.

As of December 31, 2013, the Company’s net deferred tax asset balance of $30.9 million is primarily comprised of book and tax timing differences. During the year ended December 31, 2013, the Company utilized $59.2 million, or all, of its remaining federal net operating loss carryovers. Regarding the period over which the Company expects to utilize its deferred tax assets, using projected annual revenues of between $170 million and $180 million, the Company would generate pre-tax income of between approximately $15 million to $20 million annually. In this case the Company would utilize over 90% of its net deferred tax assets over the next four years.

During the first quarter of 2014, the Company’s operating revenues totaled $54.4 million and its pre-tax income was $9.0 million. These results were consistent with the Company’s expectations regarding pre-tax income at this level of revenue and it made no significant changes to its forecast of full year revenues.

Other than the Company continuing to demonstrate positive operating results, there was no significant new positive or negative evidence incorporated into the Company’s assessment of this allowance. In future filings, as such evidence is incorporated into its assessment the Company will present this evidence in its disclosures.

The Company’s ability to realize its deferred tax assets is dependent on its ability to generate pre-tax income. In this case, the most significant uncertainty related to generating pre-tax income is the fact that the Company’s results are dependent on conditions in the equity capital markets. In future filings, the Company will present the types of uncertainties that may affect the realizability of its deferred tax assets.

Note 15. Quarterly Data, page F-39

10.	We note your disclosure in footnote (1) to the table that during the fourth quarter of 2013, you identified an error with respect to certain amounts that were included in your second quarter of 2013 tax benefit and valuation allowance reversal. Please respond to the following:
•	Tell us how the error was identified, and by whom;
•	Tell us whether you identified any control deficiencies as a result of the identification of this error, and describe the nature of the deficiencies and how you assessed the severity of any control deficiencies; and
•	Tell us whether you established any new controls as a result of the identification of this error, and if so, describe to us the nature of the control enhancements.

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  13

Response:

In preparing the Company’s year-end 2013 tax provision, in particular as part of management’s review of December 31, 2013 deferred tax asset (“DTA”) and deferred tax liability (“DTL”) balances, the Company identified certain amounts included in the stock-based compensation DTA balance as of December 31, 2012 that were not appropriate. Specifically, based on management’s review of the supporting detail related to the stock compensation DTA, the Company concluded that $3.9 million of such amounts had been included in error. These items related to employee stock options that expired unexercised and restricted stock units that were forfeited due to the failure to meet specified market-based vesting criteria.

As such, the Company’s internal controls at December 31, 2012 did not properly detect a $3.9 million adjustment to the year end 2012 DTA balance. The Company’s net deferred tax assets at December 31, 2012 totaled $77.3 million and were offset by a full valuation allowance. In this case, management’s annual review of deferred tax assets and liabilities was not effective in identifying the required adjustment to the stock compensation DTA. In evaluating this control deficiency relative to the Company’s 2012 financial statements management concluded that because the impact in 2012 was (1) limited to financial statement disclosures, (2) a discrete component of the net DTA balance and (3) a small percentage of the overall net DTA balance disclosed, this deficient component of the Company’s controls would not rise to the level of a significant deficiency or a material weakness individually or in the aggregate with other deficiencies.

With respect to 2013, as specified above this control activity relates to an annual review of deferred tax assets and liabilities. In applying the specified guidance in ASC 740, the Company performs this review of deferred tax items on an annual basis and not at any interim period. Specifically, in accordance with ASC 740-270-30-6 Interim Reporting, at each interim reporting date, the Company makes its “best estimate of the effective tax rate expected to be applicable for the full fiscal year.” In assessing the effective tax rate expected to be applicable, the Company’s effective tax rate represents, “the estimate of tax (or benefit) that will be provided for the fiscal year, stated as a percentage of its estimated ordinary income (or loss).” The ASC 740 interim reporting guidance goes on to state, “the tax (or benefit) related to ordinary income (or loss) shall be computed at an estimated annual effective tax rate and the tax (or benefit) related to all other items shall be individually computed and recognized when the items occur.” These ‘other items’ include discrete items, such as changes in the prior years’ unrecognized tax benefits, which are excluded from the estimated annual effective tax rate calculation at interim periods, until these items actually occur. Therefore, the Company considers whether such discrete items have occurred based on its understanding of its deferred items, but does not perform a complete analysis of its deferred items until December 31 of each year, absent information suggesting an interim analysis is warranted. As of June 30, 2013, no information had come to light suggesting an interim analysis was warranted, and the net

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  14

DTA amounts recorded (albeit off-set with a valuation allowance) were considered accurate and complete as of the June 30, 2013 valuation allowance release date. Therefore, although the release of the valuation allowance included amounts in error stemming from December 31, 2012, we did not believe this event warranted consideration as an interim period control deficiency as the Company’s methodology and design of internal control over financial reporting was appropriate per ASC 740 as of the interim reporting period.

In terms of the Company’s 2013 control activities, management’s review of deferred tax asset and liability balances as of December 31, 2013 identified the issue with the components of the stock compensation deferred tax asset so that the necessary corrections to the account balances and tax provision could be made. We believe this is positive evidence as to the appropriate design and operating effectiveness of the control given the control detected errors considered material in the provision for income taxes.

No new controls were established as a result of the identification of this error, since management’s year end 2013 reconciliation control of the DTA and DTL balances operated effectively and properly identified this item. However, the Company advises the Staff that factors related to the identification of this error have been incorporated into the Company’s internal control risk assessment process and its ongoing review to ensure that the Company’s controls, processes and procedures related to interim and annual tax provisions continue to be designed effectively.

Proxy Statement on Schedule 14A

Item 11. Executive Compensation

Performance-Based Annual Incentive Compensation, page 35

11.	Please quantify the final amount of your ICP pool in your future disclosures.

Response:

The Company acknowledges the Staff’s comment and will quantify the final amount of its ICP pool in its future disclosures.

12.	On page 36, you indicate that funding the ICP pool was based on your financial performance relative to the Compensation Committee’s pre-established financial goals. We note the disclosure of the threshold $140 million in net revenue. Were there additional pre-established financial goals? If there were, please describe them in future filings.

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com

U.S. Securities and Exchange Commission

June 4, 2014

Page |  15

Response:

The only pre-established financial goal for funding of the ICP pool was the achievement of $140 million in net revenue. There were no additional pre-established financial goals for the funding of the ICP pool. In future filings the Company will clarify its disclosure on this point.

In connection with the aforementioned responses, FBR & Co. acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this filing, please contact me at (703) 312-9678.

Very truly yours,

/s/ Bradley J. Wright
Bradley J. Wright Executive Vice President, Chief Financial Officer & Chief Operating Officer

cc:	Richard J. Hendrix, President and Chief Executive Officer

Gavin A. Beske, Senior Vice President and General Counsel

Nicholas G. Demmo, Wachtell, Lipton, Rosen & Katz

Mark Ellenbogen, BDO USA, LLP

Matthew Brockwell, PricewaterhouseCoopers LLP

FBR & Co.  .  1001 Nineteenth Street North, Suite 1100  .  Arlington, VA 22209  .  703.312.9500  .  www.fbr.com